Exhibit 99.15

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5,871,057,210 euros
542 051 180 R.C.S. Nanterre
www.total.com
French national roundtable on the refining industry
Paris, April 15, 2010 - Total participated in the national roundtable on the refining industry, sponsored by the French Ministry of Ecology, Sustainable Development and the Sea, on April 15, 2010.
The Group reiterated its strategy, objectives and commitments to overcome the structural challenges affecting the refining industry in Europe and in France in particular. It will:
–	continue to adjust its refining base in response to shrinking demand in Europe and France (gasoline/diesel fuel imbalance);

–	address the impact of the restructuring of its activities in affected regions;

–	keep refineries open in metropolitan France during the next five years;

–	comply with European Union regulations, especially those concerning the environment;

–	implement a significant capital expenditure program in Europe for one billion euros per year, half of which will be allocated to France.
In addition, the Group stressed that the long-term viability of the industry depends not only on a necessary reduction in refining capacity, but also on restoring its competitiveness. In order to achieve this, it would be appropriate to:
–	correct the tax distortions that are the cause of the gasoline/diesel fuel imbalance we are struggling with;

–	resist the more stringent requirements on biofuel blending;

–	apply realistic European Union directives;

–	encourage development of logistics and port infrastructure according to industry needs.
As a responsible corporation, Total is committed to maintaining an efficient, modern, cost-competitive and environmentally-friendly refining base in France. It will participate actively with the other stakeholders in the working groups* set up by the government to jointly analyze and understand the situation. Christophe de Margerie, Chief Executive Officer of Total, expressed his “satisfaction at how the roundtable was conducted, which enabled all parties to express their views, a necessary prerequisite for continued dialogue.”

*	Three working groups have been set up: one to study the factors influencing refining industry competitiveness, one to examine ways to balance supply and demand, and one to identify future issues related to R&D, training and longer-term developments in the refining industry.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 97,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com